Jefferies LLC 520 Madison Avenue New York, NY 10022	SVB Leerink LLC One Federal Street, 37th Floor Boston, MA 02110	BMO Capital Markets Corp. 3 Times Square New York, NY 10036

February 11, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCR[2] Therapeutics Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-229066

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 720 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period February 1, 2019 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of TCR2 Therapeutics Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on February 13, 2019, or as soon thereafter as practicable.

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Very truly yours, By: JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner Title: Managing Director

By: SVB LEERINK LLC

By:	/s/ Stuart R. Nayman
Name: Stuart R. Nayman Title: Managing Director

By: BMO CAPITAL MARKETS CORP.

By:	/s/ Annette Grimaldi
Name: Annette Grimaldi Title: Managing Director

[Signature page to Acceleration Request Letter]

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